SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $8,170,000(1)       Amount of Filing Fee: $1,634(2)
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(1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable       Filing party:  Not Applicable
     Form or registration no.:  Not Applicable     Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 5 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon, and MPF are referred to herein as the "Original Bidders," and Everest and MPF are referred to herein as the "Purchasers"), to purchase Units of limited partnership interests ("Units") in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO, as amended hereby (the "Offer to Purchase").

     On December 29, 2005, the Original Bidders mutually agreed that Dixon would no longer participate as a bidder in the Offer due to concerns expressed by the Securities and Exchange Commission that the Offer by the Original Bidders, as presented to such date, may constitute a "going private transaction" under Rule 13e-3 promulgated under the Securities Exchange Act of 1934. The Original Bidders disagreed that the Offer was such a going private transaction, but revised the Offer to discontinue Dixon as a bidder in the Offer and to provide that Everest would purchase the Units that Dixon would otherwise have purchased. The Original Bidders filed an amendment to the Offer with the Securities and Exchange Commission on December 29, 2005, to report such change to the Offer, which the Original Bidders did not consider material. As a result, neither Dixon nor any of its affiliates will acquire any Units that were tendered in response to the Offer. Neither Dixon nor any of its affiliates is providing any financing for the Offer. Neither Dixon nor any of its affiliates have participated in any decisions relating to the Offer after agreeing to discontinue as a bidder and they will not participate in any such decisions in the future. Other than those described herein, no agreements have been made between or among any of the Original Bidders or any of their affiliates regarding the Partnership or its securities.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., New York City time, on December 29, 2005. The Purchasers received 35 Units that were validly tendered and not withdrawn, all of which were accepted for payment. As a result of the Offer, Everest is acquiring 32 Units (4%) and MPF is acquiring 3 Units (0.4%). Affiliates of Everest already own Units as follows: Everest Investors 14, LLC, owns 97 Units (12%); Millenium Management, LLC, owns 86 Units (11%); and Everest Management, LLC, owns 32 Units (4%). Affiliates of MPF already own Units as follows: MPF Flagship Fund 9, LLC, owns 8 Units (1%); MacKenzie Patterson Special Fund 6-A, LLC, owns 5 Units (0.6%); and MacKenzie Patterson Special Fund 6, LLC, owns 16.5 Units (2%).

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2006

                                EVEREST PROPERTIES II, LLC

                                By: /S/ DAVID I. LESSER
                                    ------------------------
                                    David I. Lesser
                                    Executive Vice President


                                MPF PACIFIC GATEWAY, LLC
                                By: MacKenzie Patterson Fuller, Inc., Manager

                                By: /S/ CHIP PATTERSON
                                    ------------------------
                                    Chip Patterson
                                    Senior Vice President